Exhibit 99.5

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Announces Integrated FATCA Compliance Solution that Ensures
Rapid Deployment to Allow Institutions to Get Ahead of Pending Regulatory
Deadlines

The integrated approach to FATCA compliance helps to future proof organizations and reduce operational cost

New York – May 23, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced the availability of the new Actimize FATCA Compliance solution, further broadening the capabilities of the integrated Actimize Anti-Money Laundering solution suite. Created to future proof organizations and reduce operational costs, the new Actimize solution was designed to ensure rapid deployment to allow institutions to get ahead of the upcoming 2013 July compliance deadlines. In developing the new offering, NICE Actimize solicited feedback from its existing client base to understand their needs with respect to this pending legislation.

The solution is designed to help firms establish a structured FATCA (Foreign Account Tax Compliance Act) compliance program that includes simplification of investigation tasks to potentially reduce operational spend and a sophisticated network analytics capability that understands complex ownership structures. NICE Actimize’s proven analytical models remove the guesswork from the process of beneficial ownership identification, among many benefits. Additional features include time to completion dashboards that simplify operational management, customer data capture, screening of pre-existing and new individual and entity accounts, document management and IRS reporting. FATCA goes into effect in January 2013.

Recognizing the synergies between FATCA and Anti-Money Laundering/Customer Due Diligence (CDD) requirements, NICE Actimize developed the FATCA solution with two deployment options: either as a standalone solution or integrated with the Actimize Anti-Money Laundering solution suite, thereby maximizing the re-use of technology resources and helping to reduce operational costs.

Explains Julie Conroy McNelley, Research Director, Aite Group, “FATCA places an onerous compliance obligation on Foreign Financial Institutions, who need to be looking for proven solutions that can help them handle this new customer screening requirement. Solutions need to have the ability to efficiently screen customer data, identify complex data relationships, and facilitate reporting to the IRS, without placing undue burden on compliance staff.”

"Given the strong regulatory and industry focus on FATCA, as well as the deep and broad changes to processes and systems that may be required to comply with FATCA in order to meet the extensive data gathering, account classification, owner identification, management and retention requirements, there must be a strong alignment between compliance, technology, legal and operations to ensure minimal impact and maximal efficiencies of existing systems," said Amir Orad, President and CEO NICE Actimize.

“Leveraging NICE Actimize solutions and expertise, financial institutions around the world can prepare for FATCA quickly and efficiently, without disrupting day-to-day business operations, overburdening compliance departments, or impacting client experience,” Orad explained.

Despite the fact that it is U.S. legislation, FATCA has global implications for all financial institutions. US financial institutions, acting as withholding agents, need to be compliant by January 2013, while financial institutions operating outside of the U.S. – termed Foreign Financial Institutions (FFIs) – should be compliant by July 2013. Institutions need to adopt procedures, processes, and systems necessary for U.S. account and U.S. owner identification.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.